                 United States Securities & Exchange Commission
                             Washington, D.C. 20549

                                ---------------

                                   FORM 10-SB

                                AMENDMENT NO. 1

                                ---------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           MOLLER INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                  CALIFORNIA                            68-0006075
--------------------------------------------------------------------------------
        (State or other jurisdiction of             (I.R.S. Employer
         incorporation or organization)            Identification No.)

                            1222 RESEARCH PARK DRIVE
                             DAVIS, CALIFORNIA 95616
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: (530) 756-5086
                    Issuer's Facsimile Number: (530) 756-5179

Securities to be registered under Section 12(b) of the Act:

           NONE.

Securities to be registered under Section 12(g) of the Act:

           COMMON STOCK, NO PAR VALUE

                                       i

                              MOLLER INTERNATIONAL
                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

INTRODUCTION..................................................................
     Item 1.    DESCRIPTION OF BUSINESS.......................................
     Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                PLAN OF OPERATIONS............................................
     Item 3.    DESCRIPTION OF PROPERTY.......................................
     Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                OWNERS AND MANAGEMENT.........................................
     Item 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS
                AND CONTROL PERSONS...........................................
     Item 6.    EXECUTIVE COMPENSATION........................................
     Item 7.    CERTAIN RELATIONSHIPS AND RELATED
                TRANSACTIONS..................................................
     Item 8.    DESCRIPTION OF SECURITIES.....................................

PART II.......................................................................
     Item 1.    MARKET PRICE OF AND DIVIDENDS ON THE
                COMPANY'S COMMON EQUITY AND RELATED
                SHAREHOLDER MATTERS...........................................
     Item 2.    LEGAL PROCEEDINGS.............................................
     Item 3.    CHANGES IN AND DISAGREEMENTS WITH
                ACCOUNTANTS...................................................
     Item 4.    RECENT SALES OF UNREGISTERED SECURITIES.......................
     Item 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................

PART F/S......................................................................

PART III......................................................................
     Item 1.    INDEX TO AND DESCRIPTION OF EXHIBITS

SIGNATURES....................................................................

                                       ii

                                     PART I

FORWARD-LOOKING STATEMENTS

This registration statement includes forward-looking statements. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe,"
"estimate," "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. It should be noted, however, that this protection does not apply to statements made in connection with an initial public offering. The Company will comply with its reporting requirements under the 1934 Act as this registration statement has become effective.

ITEM 1.  DESCRIPTION OF BUSINESS

                                   OUR COMPANY

Moller International, Inc. was incorporated April 19, 1983 in the state of
California for the purpose of designing, developing, manufacturing and marketing a line of Vertical Take-off and Landing ("VTOL") aircraft. Our flagship model is currently projected to be a 4-passenger aircraft that will combine the cruise performance of an airplane with the vertical-flight capabilities of a helicopter. It is designated the "M400 Skycar(R)." A related product we are developing is the Aerobot(R) line of unmanned aerial vehicles. While certain engineering problems remain to be solved before we can deliver a production aircraft meeting our design performance specifications, we expect to test-fly a production prototype early in the year 2002.

The research and development of our proposed products has been financed from various sources, including sales of our stock to investors, capital contributions and loans from our founder, Dr. Paul S. Moller, and various government and private contracts. We will need to raise substantial additional capital in order to complete the development of our products and to market them.

Since our inception, we have not been subject to a receivership, bankruptcy or similar proceeding, nor have we been involved in any material reclassification, merger, acquisition, or purchase or sale of a significant amount of our assets.
Effective March 31, 2001, Moller International distributed its 95% ownership of the shares of its (former) subsidiary, Freedom Motors, Inc. to the shareholders of Moller International in a tax-free reorganization. (See Note K to
Consolidated Financial Statements.)

                                  OUR PRODUCTS

We currently have no products that are commercially marketable. We are in the latter stages of development of a number of innovative aviation products which we hope to launch in the coming year.Our founder, Dr. Paul S. Moller, has for more than thirty years been engaged in research and development activities aimed at designing and producing an aircraft that combines the speed and efficiency advantages of the fixed-wing airplane with the vertical take-off and landing and hovering capabilities of the helicopter. We believe that such an innovation will deliver to a wide range of conventional aircraft operators a new level of utility and economy for a variety of aerial applications. By-products of our aircraft development activities, in particular the Moller Rotary Engine and the
Aerobot remotely-flown air-borne vehicle, should become important products in their own right and could account for an important segment of our overall sales once production commences. As of the date of this filing, however, it remains uncertain when, if ever, we will enter commercial production on any of our products.

The Skycar and Aerobot are products we plan to offer in the future. They are based upon fundamental research and on earlier prototypes developed by Moller
International. The Skycar concept is through the detail design stage and we have a prototype undergoing pre-flight testing at this point. There are significant technical issues that remain unproven and may preclude us from meeting the design objectives for the Skycar. The Aerobot is a limited-production vehicle, with twelve prototypes built, tested and delivered to end-users. Neither vehicle is ready for volume production at this time, nor is there any guarantee that they will ever reach a point where they are viable products.

M400 Skycar  --

Our principal product will be the M400 Skycar vertical take-off and landing
("VTOL") aircraft. The concept of the Skycar as a personal transportation vehicle is that it would be so practical and affordable that it could become a preferred mode of transport, replacing at once the automobile and the private or commercial airplane for many trips. Should we succeed in achieving a production aircraft design meeting our target specifications, we believe the M400 will support such a degree of usefulness.

Following are our target design and performance specifications for the M400
4-passenger (including pilot) aircraft:

  Passengers.................................4       Dimensions (LxWxH).........19.5'x 8.5'x 7.5'
  Cruise speed@20,000'.................355 mph       Takeoff and landing area...........35-ft dia
  Top speed@20,000'....................395 mph       Noise level at 500 ft (goal)..........65 dba
  Maximum rate of climb..............6,125 fpm       Critical failure components.............none
  Maximum range.........................900 mi       Complex moving parts.....................few
  Payload excluding fuel...............735 lbs       Piloting difficulty......................low
  Fuel consumption.....................30+ mpg       Vertical takeoff and landing.............yes
  Operational ceiling................29,000 ft       Garage parking/roadability...............yes
  Gross weight.......................2,400 lbs       Uses automotive gasoline.................yes
  Engine power (2 min rating)..........1200 hp       Emergency parachutes.....................yes

We believe that if we succeed in achieving the above cruising speeds, altitudes, payloads, and fuel economy per passenger mile in a production model aircraft, the Skycar will compare favorably with today's light twin-engine and turbo-prop airplanes. But the M400 should offer the additional advantage of needing no runway for take-off and landing, since it will be able to hover and take-off vertically like a helicopter. But because the M400's VTOL capability will be provided by our proprietary "ducted fan" technology rather than a helicopter-type system of main and anti-torque rotors, maintenance and repair costs should be significantly less and safety should be considerably enhanced.

It is important to recognize that the above design specifications are theoretical, based on research, engineering, and flight- and wind tunnel-testing of various components. They have not yet been demonstrated to be achievable in a production model aircraft.

The following table compares certain of the target performance specifications of the M400 to a current production model helicopter and fixed-wing airplane that we believe might be potential competitors for production model M400 customers:

===========================================================================================================
                                        Powered-Lift            Helicopter                Airplane
                                  ----------------------- ------------------------ ----------------------
                                    Moller International     McDonnell Douglas      Aerospatiale/Mooney
                                        M400 Skycar             ND 530 N                 TBM 700
--------------------------------- ----------------------- ------------------------ ----------------------

Performance
     Cruise speed                         355 mph                 155 mph                 340 mph
     Maximum rate of climb               6,125 fpm               1,850 fpm               2,800 fpm
     Maximum range                         900 mi                 245 mi                  1,900 mi
     Fuel consumption                     30+ mpg                  4 mpg                   7 mpg
     Vertical takeoff and                   yes                     yes                      no
       landing

Payload and Capacity
     Passengers                              4                    4 to 5                   4 to 7
     Payload excluding fuel               740 lbs                1,325 lbs                336 lbs
     Payload with 900 mi range            740 lbs                 60 lbs                 1,554 lbs

Safety
     Critical failure components            None                  Several                   One
     Complex moving components              Few                    Many                     Few

Other
     Maintenance costs                      Low                  Very high                Moderate
     Piloting difficulty                    Low                  Very high                  High
     Garage parking /                       Yes                     No                       No
       roadability

Price                                    $995,000               $1,010,000               $1,900,000

========================================================= ======================== ======================

      The above figures represent the actual manufacturers' performance specifications for the helicopter and airplane models listed, and our theoretical specifications for the Skycar 400. They are presented here to illustrate the comparative utility of the three types of aircraft. However, it is not yet certain that we will indeed achieve our target specifications, nor will we know the actual values for the Skycar until we have completed further development. Also, the $995,000 selling price for the Skycar is estimated, based on numerous assumptions that may or may not bear out over time. The actual selling price may be more or less than $995,000.

We believe that certain specific design features of the Skycar(R) will further facilitate its eventual acceptance as an alternative vehicle of mass transportation. These features will include:

o    Computer-augmented flight stabilization system

o    Fly-by-wire control systems (electrical wires take the place of mechanical cables) and on-board computers which can interface with and be controlled by remote ATC system computer and navigation resources

o    High-speed capability, which maximizes the benefits of personalized air travel.

o    Hover or low speed capability, which provides the ability to cue up for entry to or exit from highly controlled air lanes.

o    Ability to climb, descend, accelerate and decelerate rapidly to enter and exit air-lanes quickly

o    Relative insensitivity to gusts and wind shear that makes tightly constrained flight possible

o    VTOL ability to land anywhere which allows emergency exit from air-lanes

o    Small size which reduces required vertiport infrastructure dimensions

Notwithstanding these design features, the utility of the Skycar in mass transportation will be limited by existing laws and regulations. For example,
Federal Aviation Regulations ("FARs") prohibit operation of civil aircraft within certain airspace, and require minimum altitudes above, and horizontal separation from, obstacles on the ground in other airspace. In addition, much of the airspace in and around major metropolitan areas require that pilots operating in such areas hold special qualifications. And although we intend that the Skycar have the capability to travel from "garage to garage," in urban and suburban areas existing laws and regulations will preclude most such
"off-airport" operations.

Moreover, mass transportation using the Skycar would likely have to rely on some future navigation system such as NASA's (National Aeronautics and Space
Administration, an agency of the federal government) proposed Small Aircraft
Transportation System ("SATS"), which is funded with $69 million of public funds over the next five years. NASA predicts demonstration of a "Highway in the Sky"
system by the year 2008.

Environmental Noise Issues

The theoretically-achievable noise level of the M400 Skycar with conventional muffling and noise abatement technologies would allow it to fly with somewhat lower noise levels that present fixed-wing aircraft. It should be considerably quieter than a helicopter because of the enclosed fans instead of the open rotor blades. However this level of noise would not allow the Skycar to fly from someone's home. It is not anticipated that the Skycar will be approved for garage-to-garage use for some time, if at all.

The Skycar could be driven (under electric power) for a few miles from the user's home to a local vertiport, where it could takeoff. If the vertiport were located at ground level in an urban area, it is unlikely that the city noise abatement laws would allow flight unless the Skycar were to employ some degree of mutual noise cancellation. Tests to date by other researchers suggest that a
15-decibel drop in noise is achievable with mutual noise cancellation. If so, it would be possible for the Skycar to operate from most locations except the user's home, where a 30-decibel drop in noise may be required by noise abatement laws. To achieve this reduction in noise level as needed for such a flight originating from a residence, three-dimensional mutual noise cancellation would be required. There is no assurance that such a reduced level of noise can be achieved for the noise spectrum generated by the Skycar.

Further Skycar Development Stages

The company is currently conducting hover tests with the M400 prototype which is equipped with experimental single-rotor rotary engines. No significant costs are anticipated for completion of this stage which is expected before the end of
2001. Success of this stage will depend upon demonstration of an easily controlled hovering flight. This is yet to be achieved with this four-passenger
M400 Skycar model but has been demonstrated on several occasions by an earlier
2-passenger model numerous times.

Once the prototype hover tests are complete the present Skycar engines will be replaced by two-rotor Rotapower engines currently in limited production. The purpose of the engine change is to allow the M400 Skycar to undertake
"translation" tests at low speed with the safety of significantly higher reserve power. ("Translation" in this context means lateral and vertical movement at a modest speed where lift remains entirely dependent upon the thrust from the engines (non-aerodynamic lift.)) These tests are expected to be completed by
June 30, 2002. The cost for these extended tests is expected to be between $1.5 and $2 million. The risk at this stage centers almost entirely around the reliability of the various aircraft systems. These flights are to be carried out over water at altitudes up to 50 feet to lessen the damage to the Skycar should a system fail and to reduce the risk of fire to the aircraft and injury to the pilot.

The third phase of the Skycar test program involves flight speeds sufficiently high so that direct lift from the ducts is replaced by aerodynamic lift generated on the wing surfaces ("transition" or aerodynamic lift). Wind-tunnel tests indicate that the Skycar is capable of completing this transition. However a number of factors are present in free flight that cannot be accounted for in a wind tunnel. Therefore there is no assurance that these tests will be successful without incidents that risk both the aircraft and the pilot. Modest success would allow demonstration of transition before the end of 2002. Achieving even one successful transitioning flight would establish the overall viability of the
Skycar approach to this historically difficult aspect of VTOL flight.

Reliability and production feasibility under FAA "airworthiness" standards will next become the company's objective. Tooling up for limited production of an airworthy vehicle for military use will require approximately $25 million and is expected to take 12 to 15 months. This military model is expected to be developed under military contracts. However there is no assurance that a mass-producible model will result from a limited number of sales to the military or that the military will in fact act upon their current interests.

Liability Insurance -- Numerous Skycar(R) design features, if achievable in a production model aircraft, will in our opinion make the vehicle inherently safer than other aircraft. The Company is in discussions with representatives of the insurance industry with respect to the advantages of Moller's technology and aircraft design. Frank Crystal & Company, Inc. of Lenexa, Kansas has provided us with information and initial consulting to manage insurance loss control and claims management. In addition we have been advised of their interest in providing comprehensive product liability evaluation reviews during the FAA certification of Skycar production processes in order to mitigate potential shortfalls in this area and develop the background material to substantiate our claims for improved air safety. Insurance costs may be significant, may add to the projected cost of the Skycar and adversely impact our ability to provide a competitively-priced vehicle. We have not yet purchased liability insurance but plan to engage risk management consultants during the FAA certification process.

Aerobot Remotely-operated Aerial Vehicles

Aerobot(R) is our design for a line of remotely piloted VTOL vehicles. The principal advantage of these craft is the ability to hover at a fixed point in space, making them suitable for payloads such as video cameras and other sensors for data acquisition and inspection. Moller has developed and demonstrated both electric- and fuel-powered Aerobots(R) for commercial and military applications, although we have not commenced commercial marketing of them.

The electric-powered Aerobot(R), which employs an umbilical cord to transmit power, data and control signals, can stay aloft for lengthy periods at heights of up to 250 feet. The fuel-powered Aerobot(R) utilizes Moller's rotary engines, which produce greater than 2 horsepower per pound of engine weight. A high power-to-weight ratio, a lightweight airframe, and a patented system for automatic stabilization and control are key design elements of both types of
Aerobot(R).

The demonstrated performance specifications for the two Aerobot models are set forth in the following table:

================================================================================
                                  Electric-Powered           Fuel-Powered
                                       ES20-9                   FS24-50
                              ------------------------- ----------------------

Payload (including fuel)               15 lbs                   65 lbs

Empty weight                           40 lbs                   90 lbs

Hover time                           Indefinite                 1.5 hrs

Hover ceiling                          250 ft                  2,500 ft

Forward speed                            --                     50 mph

Size                            26"L x 26" W x 14" H      30"L x 30"W x 16"H

============================= ========================= ========================

We expect to continue to solicit and execute contracts for government use of our
Aerobots. As in the past and for the next 18 months, these contracts are expected to be for one-off demonstration vehicles. The present price of the company's Aerobots precludes them from being supplied in large numbers. However, if expressed interest translates into increased sales, the production price could reduce to a point where civilian, paramilitary and military use could be greatly broadened resulting in significant sales. However at this time there is no assurance that volume sales of the company's Aerobots can be achieved.

Moller Rotary Engine

Moller has acquired and developed proprietary technology enabling the Company to manufacture a high performance, low-cost rotary engine that produces more than 2 horsepower per pound of engine weight. Key design characteristics and the resulting attributes of Moller's engines are outlined below and are applied to its intended use as a ducted fan powerplant:

Design Feature                               Attributes
--------------------                         -------------

Air-cooled or charge-cooled rotor            Light Weight
Aluminum housings
Simplified Lubrication System

Few moving parts                             Low cost
                                             Reliability

Perfect dynamic balance                      High propulsive
  Low vibration                                efficiency
  Solid engine mounts
  Small fan tip clearance

Four-stroke combustion cycle                 Good fuel economy
                                             Low noise
                                             Low emissions

We believe that Moller's rotary engine, called the Rotapower engine, will be advantageous for ducted fan VTOL applications such as those required by the
Skycar(R) and Aerobot(R) product lines. The engine's round shape and small size will allow it to be hidden in the center of the duct behind the fan hub.
Furthermore, the engine's power-to-weight ratio should enhance performance in
VTOL applications, where all of the required lift must be provided by the engine/fan unit without benefit of a wing surface as in a rolling take-off or landing.

Moller International granted Freedom Motors a license to manufacture, market and distribute the Rotapower engine for all applications except for aviation and use in ducted fans. In return for this license, Freedom Motors agreed to pay Moller
International a 5% royalty on all sales of the Rotapower engine. See Exhibit 10
- Technology Development and License Agreement.

Moller's unique engine design is based on a rotary engine that was mass-produced by Outboard Marine Corporation ("OMC") from 1972 to 1976. In 1985, Moller purchased the OMC drawings, production routing sheets and engineering support man-hours. The Company subsequently hired the key OMC engineers who had developed the engine, participated in the production engineering process and contributed to the establishment of the service organization.

Using the OMC single-rotor engine as a starting point, Moller created a high-performance, modular design engine. The Company added electronic fuel injection and thermal barrier coatings, and introduced unique seal, lubrication and cooling systems. In all, Moller has made more than 25 major engine design improvements, of which eight are deemed patentable and one is patented and two are patent pending. Prior to entering production, Moller expects to have applied for patents on all key elements.

Specifications of Moller's high-performance engines are as follows:

====================================================================================
                                                High Performance
                                              --------------------
                                    Single Rotor                 Two-Rotor
                                 --------------------      --------------------

Specifications
   Weight                              55 lb                     85 lb
   Dimensions (L, Diameter)        14 in, 11 in              19 in, 11 in
   Displacement                        530cc                     1060cc

----------------------------     --------------------      --------------------

Performance
  Rated Power                          80 hp                     160 hp
  Rated Speed                        7000 RPM                   7000 RPM
  Maximum Speed                      7500 RPM                   7500 RPM
  Idle Speed                         1800 RPM                   1800 RPM
  Porting                             Radial                     Radial

----------------------------     --------------------      --------------------

General                         All engines can operate on regular grade gasoline

===================================================================================

To demonstrate the significance of Moller's rotary engine technology for aircraft applications, the following table and graphs compare the high performance two-rotor engine to a standard piston engine of similar horsepower.

                       MOLLER ROTARY(1)   STANDARD PISTON(2)
                       ---------------    ------------------

    POWER                  160 hp             180 hp

    WEIGHT                  85 lbs            260 lbs

    VOLUME                 1.0 ft3            8.6 ft3

    FRONTAL AREA           0.8 ft2              3 ft2

Our Rotapower engine is in very limited production. It has been installed in a number of non-aircraft products for field testing. The company is presently under contract to develop a diesel-fueled version of its engine. To date the company has demonstrated the ability to operate its engine on diesel fuel at about 60% of the power it can generate on gasoline.

Because of the military's interest in light-weight engine running on diesel or jet fuel the company has previously received government support to achieve its present level of success. Presently the company is testing its engine for long-term durability which means establishing a time between overhauls of at least 1000 hours. It has successfully completed an FAA-type engine durability test of running the engine on gasoline for 150 hours at maximum power. If a
1000-hour-plus test can be achieved with diesel fuel the potential for military and civilian sales of an aircraft Rotapower engine is likely to increase. There is no assurance at this time that this endurance test will be successful. The company does not intend to produce the Rotapower engine for aircraft use, but intends to license it for aircraft and ducted fan use while retaining production of the rotor which requires unique high volume production equipment that the company has exclusive access to.

Liability Insurance - Frank Crystal & Co. have provided us with a comprehensive insurance plan dated July 20, 2000. This plan outlines a Product Liability
Proposal for an estimated initial product exposure of $6, 250,000 in annual engine sales. (We estimated our annual sales for the purpose of obtaining the insurance quote and planning our operating costs - we have no particular basis for projecting such volume of sales as of any specific date in the future.) The cost identified in this proposal was an initial deposit of $25,000 per annum with an audit adjustable rate of $4.00 per $1,000 of sales below $6,250,000 and
$3.00 per $1,000 of sales above $6,250,000. We did not accept the insurance proposal, but believe the premiums quoted (adjusted for inflation) to be representative of our costs to insure ourselves against product liability issued in the near-term. There is no guarantee that these rates will remain effective or apply to the Rotapower engine when actually needed. Higher costs could adversely impact our ability to produce and market an economically competitive engine.

Regulation of Aerobots and Engines

The Aerobot's use is controlled by the FAA if it is untethered, except for military use. No federal, state or local approval is required at this time regarding the design or construction of either the engine or the Aerobot.
However there is no assurance that such regulations will not come into existence in the future.

PATENTS

Moller International holds the following U.S. and Foreign Patents:

         Domestic Patents

  Number            Description                 Country            Date Issued

0,292,195         Air vehicle                    U.S.A.                1987
4,795,111         Robotic air vehicle            U.S.A.                1989
0,312,068         VTOL aircraft                  U.S.A.                1990
5,115,996         VTOL aircraft                  U.S.A.                1992
6,164,942         Rotary engine cooling          U.S.A.                2000

         Foreign Patents

 1,264,714       Robotic air vehicle        Canada              1990
   105,073       VTOL aircraft              Australia           1989
    63,994       VTOL aircraft              Canada              1989
    22,192       VTOL aircraft              New Zealand         1989
 1,054,212       VTOL aircraft              United Kingdom      1988
   266,288       VTOL aircraft              France              1989
M880,250.1       VTOL aircraft              Germany             1988
2.075,043-0      VTOL aircraft              Canada              1992
   636,273       VTOL aircraft              Australia           1993
   880,318       VTOL aircraft              Japan               1993
   0513245       VTOL aircraft              Europe              1996
   4653/95       Rotary engine coating      Korea               1995

         Applications Pending

472,696          Air vehicle                U.S.A.              1990

   --            Stabilizing Control
                  Apparatus for Robotic
                  or Remotely Controlled
                  Flying Platform           U.S.A.          Patent pending

   --            Rotary engine lubrication  U.S.A.          Patent pending

   --            Improved Skycar            U.S.A.          Patent application
                                                            in progress

OUR MARKETS

Due to the innovative nature of the Moller Skycar, we cannot be certain of any level of market acceptance for the product. The following discussion of potential markets for our Skycar and Aerobot products is based upon our observations and understanding of the ways various owners and operators of conventional fixed-wing and rotary-wing aircraft have used those vehicles, together with our assumptions as to how the proposed design capabilities of our products may prove more efficient, utilitarian, or cost-effective in those same or similar applications. However, until we can manufacture and deliver production model aircraft, we cannot be certain that operators will indeed realize such benefits by employing our products in place of those conventional aircraft employing significantly dissimilar technologies. Our ability to successfully market our Skycar and Aerobot products will depend in large part on the ability of those products to deliver a realizable benefit to users.

In October, 1993 Moller International received a market research report from Ms.
Lisa Lane, an independent market analyst. In her report Ms. Lane provided general, infrastructure, environmental, public safety and communications statistical data which we combined with our own research to aid in producing our marketing forecasts. We have continued to develop, update and maintain this data with input from Shephard's Unmanned Vehicles and other publications from the public domain.

Skycar

Prior to full FAA certification (See "Regulation - Airworthiness Certificate
Requirements" below), we hope to be able to sell our products to certain operators who are exempt from the civil aviation certification requirements.
These may include:

o    military and para-military (rescue, drug enforcement, and border patrol)

o    wealthy individuals, for use within their own property in the U.S.,
     Australia, Canada, etc.

o    foreign countries where FAA certification is not mandatory

No such customers have made any binding commitments with regard to our products.

Market Segments

Although there is no assurance we will be successful, we will attempt to develop markets for Skycar(R) within the following aircraft operator segments:

       General Aviation                       Military

     Private Individuals                     Surveillance
     Corporations                            Air utility vehicle
     Charter and Rental Services             Rescue
     Aviation Schools                        Medical Evacuation
     Utilities
     News Gathering
     Police/Fire/Rescue/Ambulance
     Drug Enforcement
     Express Delivery
     Border Patrol

We have only anecdotal data from a small number of potential customers to support our belief that operators in the above categories will be interested in purchasing Skycars.

Competition

Today, there is no company that we are aware of offering a vehicle that is substantially similar to the Skycar(R). Companies periodically emerge with preliminary designs, but to date none has succeeded in demonstrating a working model, owing presumably to the high cost of developing the required technologies. Moller has test-flown an experimental vehicle and is completing the construction of a production prototype. Moreover, we have applied for and obtained patents on many key aspects of the Skycar, which we expect will stave off direct competition to some extent, although there can be no assurance of our ability to successfully defend our patents against infringement. The nearest competition, insofar as we are aware, appears to be the six to nine passenger tilt-rotor BA 609 (Bell-Agusta) which is in development. It's announced price of
$10 million, however, will likely constrain it to a different market than the target market for the Skycar(R).

We expect that the Skycar will generate renewed competitive interest once the production prototype has flown. Primary competition is expected to come from large aircraft manufacturers because they have the resources necessary to enter the personal VTOL market. Given adequate financing, however, any of a number of existing small and large aircraft manufacturers could develop competitive products. We believe we have one advantage that will prove difficult for potential competitors to overcome, however, and that is our rotary engine and ducted fan propulsion technology. The advantage, however, may depend upon our future ability to successfully defend our intellectual property rights against infringement, of which we cannot be certain.

It is difficult for us to predict the precise sources of competition for our products, or our competitive position in the marketplace, owing to the fundamental dissimilarities between our products and the products that historically have been used in the roles for which our products are intended.
Although we may surmise significant benefits to customers in switching to our products, because they represent a unique and innovative technology there is no historical basis for believing that customers will in fact switch.

In marketing the Skycar as a vehicle for personal transportation, we will have to compete against the sundry existing forms of transportation with which people are already familiar and comfortable. These include the automobile, railroads, buses, commercial aviation, and general aviation, among others. Each mode of transportation offers a unique set of advantages and disadvantages, relating to cost, convenience, comfort, safety, and perhaps other considerations. In order for the Skycar to gain acceptance as a mode of personal transportation, prospective users will have to conclude that its particular advantages justify its cost. There is no assurance that sufficient numbers of people will perceive such advantages as to create a viable market for Skycar.

AEROBOTS(R)

Many of the potential markets for air-borne remotely flown vehicles (Aerobot(R))
are currently addressed by manned helicopters and airplanes, both of which in our opinion represent significantly less economical solutions. In addition, the unmanned Aerobot(R) can operate in areas that are prohibitively dangerous for manned aircraft. Furthermore, the Aerobot(R)'s ducted fan design is well suited for operation in confined quarters where the exposed propeller or rotor blades of alternative solutions (both manned and unmanned) pose significant risks to people nearby and to the aircraft itself.

Market Segments

Aerobots(R) are suitable for a variety of commercial and military applications:

    Commercial                                    Military

    Bridge and utility line inspection            Battle damage assessment
    Building heat loss detection                  Electronic counter measures
    Smoke stack air quality testing               Target acquisition
    Electronic news gathering                     Surveillance
    Sports event reporting                        Communications relay
    Hazardous waste detection                     Decoy operations
    Natural disaster damage assessment
    Law enforcement
    Fire surveillance

Competition

There are a number of unmanned aerial vehicles ("UAVs") in production today worldwide; however none of these, so far as we are aware, possesses characteristics substantially similar to the Aerobot. The most similar is the
CYPHER, developed by United Technologies. The CYPHER is not capable of transitioning to significant aerodynamic flight, is much larger that the Aerobot and considerably more expensive than the Aerobot.

Model helicopters are also competitors but are dangerous and very difficult to fly. Since both these competitors rely principally on direct lift their range and endurance are both limited compared to a transition-capable Aerobot.

The main advantage of the non-transitioning Aerobot is safety, size, ease of control, and cost. However the political and financial resources of companies like United Technologies are such that the Aerobot's superior performance does not guarantee it an economically viable market.

REGULATION

Airworthiness Certification Requirements

The Federal Aviation Act of 1958, as amended, vests in the Federal Aviation
Administration (commonly, the "FAA") the authority to regulate virtually all aspects of civil (i.e., non-military) aviation within the United States, including pilot certification, airspace usage, and the certification of aircraft. The FAA exercises its authority primarily through the issue and enforcement of regulations, know as the Federal Aviation Regulations (or
"FAR"s), which are codified in Title 14 of the Code of Federal Regulations.
Among other things, the FARs set forth the type certification requirements
(known as "airworthiness standards") for aircraft designs, the requirements for manufacturers' production quality control systems, the requirements for airworthiness certification of individual aircraft, and the operations and maintenance rules for air carriers and repair facilities.

The Aircraft Certification Service (designated "AIR" by FAA) is the department within the FAA that develops and administers safety standards for aircraft and related products that are manufactured in the United States or are used by operators of aircraft registered in the United States. Related products include engines, propellers, equipment, and replacement parts. As a regulatory function,
AIR's mission priorities are:

1.   continued airworthiness and other activities related to continued
     operational safety;

2.   rulemaking and policy development; and

3.   certification.

Continued airworthiness is given the highest priority because these activities have the greatest impact on the safety of operating aircraft and because they promote the continued satisfactory performance of approved systems, such as manufacturers' approved quality control systems.
Rulemaking and policy development are considered to be a higher priority than issuing new certificates because the integrity of the certification program depends on the currency of applicable rules and policies.

One of the key goals of the certification and continued airworthiness standards is that each safety-critical system have a reliability of at least 0.999999999 per flight hour, which is another way of saying that a particular safety-critical component or system should have no more than a one-in-one-billion chance of failure for each flight hour. In pursuit of this goal, the regulations address a combination of requirements for design, analysis, test, inspection, maintenance, and operations. To permit design innovation, the regulations for the most part avoid specifying details such as materials, structural concepts, etc.; instead, designers are given a free hand as long as they accept the responsibility for showing that systems with innovative design features meet the FAA's stringent reliability standards.

The cornerstone of AIR's certification process is the "airworthiness certificate," issued for each individual aircraft. Generally, regulations prohibit operating an aircraft without an airworthiness certificate, or in violation of any limitation or restriction of its airworthiness certificate.
Certificates may be issued as either "standard" or "special." Aircraft certificated in the Standard category are subject only to the same operating restrictions as most other production aircraft, that is, that they be operated within the manufacturers' approved design limitations for the particular type.
"Special" category aircraft might include experimental designs or homebuilt aircraft, for example, and may be subject to various operational restrictions, such as a prohibition against carrying non-crewmember passengers, or operating over densely populated areas.

For a civil aircraft to receive an airworthiness certificate, the FAA must determine that the aircraft conforms in detail to an FAA-approved type design and is in safe operating condition. Similar requirements exist for engines, propellers, and certain materials, parts and equipment installed on certificated aircraft. The first step in the certification of a new design is to establish which body of standards will apply. Because the original aircraft classifications of "airplane," "airship," "rotorcraft," etc. would not accommodate the radical design of the Moller 400 Skycar(R) (and a couple of other VTOL designs in development by other companies), the FAA in the early
1990s established a new category and class of aircraft: "Powered-lift -- Normal
Category," and set about developing an airworthiness criteria manual that would serve as the basis for certification. As of this filing, the manual has not been finalized, but we expect that the draft will suffice for us to proceed with initial testing toward certification. In fact, the FAA has indicated to us that because of the uniqueness of the Skycar(R), they expect to develop the final airworthiness criteria as we progress through the test program.

Once the company has been issued a "Type Certificate" for a particular design, each production aircraft we manufacture to those same specifications will be entitled to a "standard" airworthiness certificate. Even after the Type
Certificate is issued, however, AIR has the authority to order us to make design changes if it determines that safety so requires.

Establishment of Skycar Certification Criteria

In 1990 Mr. Jack Allison, currently vice president and a director of Moller
International, began working with the FAA with the goal of identifying the appropriate airworthiness criteria for certification in a newly-established aircraft category designated "powered lift - normal category," in which the M400
Skycar is classified. The first meeting was to organize the effort to complete the airworthiness criteria manual, and was attended by about 75 representatives from seven foreign and domestic aircraft and aerospace manufacturing companies, and members of the press. As a result of that meeting, Mr. Allison was appointed to the "technical issues panel" charged with responsibility for the primary flight systems. Other panels handled powerplants, avionics, and the airframe. A draft of the manual was issued and is now available.

The FAA has recently informed us that of the original seven firms involved in the effort, Moller appears to be the only one moving toward certification. The
FAA has displayed what we regard as a very cooperative attitude through all of our preparatory work.

On May 19, 1999, Mr. Allison provided an informational briefing at Edwards Air
Force Base on the Skycar. In attendance were a consortium of (1) test pilots from the Air Force stationed at Edwards AFB, (2) scientists and engineers from
NASA Dryden, and (3) flight instructors and aircraft inspectors from the
National Test Pilots School. As a consequence of this meeting, Moller received a proposal from this consortium that outlined a combined certification and airworthiness program for the Skycar, whereby the flight certification documentation would be written in parallel with the flight testing. This procedure would accelerate the process of identifying certification criteria and reduce the time necessary to achieve production-oriented procedures and processes. The consortium estimates that the proposal would require Moller to budget $1.2 million for the program with a time frame of approximately three years to define the requirements for FAA certification.

Effect of Certification Requirements On Our Operations

An aircraft's airworthiness certification bears on its usefulness to its owner or operator. In particular, the value to a prospective purchaser of an un-certificated or "special" certificated aircraft may be affected to some extent by the corresponding operational restrictions, which can prevent them from taking full advantage of the aircraft's design capabilities. Certain operators, however, are exempt from the airworthiness requirements to varying degrees, and we expect that such operators may provide a market for our products prior to final FAA certification. See "Marketing Strategy" below.

Certification testing will be a recurring expense for us as we bring our products to market, and incorporate design improvements into previously certificated models. The initial type certification testing on each aircraft design will encompass design approvals for materials, spare parts, and other equipment to be installed. Therefore, if we or any of our potential strategic partners should choose to make a major modification in a model, such as an airframe re-design or changing a safety-related onboard system, the change may have to undergo additional testing to prove the new system's reliability.

As a future aircraft manufacturer, we will undertake an ongoing obligation to monitor the serviceability and safety of the aircraft we expect to build and sell. We intend to establish and maintain, at our expense, a system of feedback and reporting whereby maintenance mechanics and inspectors can report back to us any and all failures, excessive or unpredicted wear, malfunctions, and flight safety issues of any kind that arise or are detected during maintenance and repair activities. Where appropriate, we will issue "service bulletins" to owners and operators of the affected model, detailing the problem and our recommendation for correction. Where the problem may potentially affect the safety of flight operations, we may recommend to the FAA that they issue an
Airworthiness Directive (commonly called an "AD") making the correction mandatory for every operator.

It is impossible to predict the future costs to us of ongoing compliance with federal airworthiness regulations; however, we expect that the costs will be manageable and that we will be able to absorb them in our pricing structure.

Pre-production Test Flight Program

Tethered flight tests have been conducted with the M200X aircraft using the same number of rotary engines (eight) and a forerunner of the type of electronic control and stabilization system as is employed on the M400 Skycar(R). We will conduct extensive ground tests of all of the M400's systems prior to commencing flight tests.

We expect to begin test flying the pre-production model of the M400 in late 2001 or early 2002. The aircraft will be flown tethered initially so we can test and de-bug the stabilization and control electronics. We will first explore systems functions in the safest portions of the flight envelope, then expand the envelope toward the design operational limits in test flights of three or four aircraft. We expect the entire test program, involving many hours of powered tests on the ground and in tethered flight, and several hundred hours of free flight tests, to extend through the year 2004 to achieve FAA certification.
However, this forecast is based upon the assumptions that (a) the Company will succeed in raising sufficient capital to cover the costs of flight testing, and
(b) a number of remaining engineering problems will be resolved through further development. Both of these assumptions remain highly uncertain as of the date of filing of this registration statement.

Pilot Requirements

Initially, a private pilot's license will be required to pilot the Skycar(R), primarily to ensure adequate flight management and navigational skills. To obtain a license, the prospective pilot must pass a flight test administered by a licensed flight instructor in order to demonstrate familiarity with its simplified controls. The Skycar(R) is not piloted like a traditional fixed-wing airplane and has only two hand control sticks that the pilot uses to inform the redundant computer control systems of his or her desired flight maneuvers. The
Company plans to have its own pilot training program until the Skycar(R) is FAA certified. Once the Skycar(R) is certified, it is expected that all training programs will be provided by private and/or military aircraft flight training schools. The FAA has begun awarding "Powered Lift" pilot's licenses.

MARKETING STRATEGY

In the early stages of sales development, we plan to market primarily through direct selling by Company sales specialists to individual customers within our target markets. Brand exposure may be accomplished through displays at trade shows and industry exhibitions, direct mail, advertisements in aviation publications, and cooperation with the news media. For at least three decades the news media has followed the progress of Paul Moller's VTOL research and experimentation, underscoring the public's perennial fascination with the promise of convenient and affordable air travel made as personal and individualized as automobile travel has been. We expect, but cannot be certain, that the Skycar will continue to receive periodic media coverage as we approach our first delivery schedules.

M400 Skycar(R)

Although sales of the Skycar(R) into most civilian markets will require that we be able to deliver an FAA certificated aircraft, the regulations permit certain types of operations by certain defined operators to be conducted without the standard airworthiness certification requirement. These markets include:

         Government -- domestic and foreign agencies including:

                  Police departments
                  Border Patrol
                  Forest Service
                  Drug Enforcement agencies
                  Medical services

          Initially, we anticipate that most sales to this segment will consist of Skycars(R) for test and evaluation. The craft's capabilities should make drug enforcement agencies and Border Patrol viable candidates for early purchases. However, we have not received any commitments from those agencies to make any such purchases.

          Military -- Initial sales to domestic and foreign military organizations will likely be for test and evaluation purposes. We anticipate that military organizations will utilize the Skycar(R) in critical applications for which competing aircraft are ill-suited. For example, the Skycar(R) is expected to have superior speed, range and
          VTOL capability for the rescue of crews of downed aircraft with minimal risks. In addition, military subcontractors may wish to use the Skycar(R) as a platform for autonomous aircraft programs, one of the fastest growing areas of military spending. Autonomous aircraft applications currently utilize un-manned aircraft piloted by infrequent remote control commands or under the control of a monitoring computer. Such aircraft are currently in use by the military as remote data gathering platforms that feed information via radio or other communication links back to a flight control center.
          Moller expects that military organizations will wish to use Skycars(R)
          in a broader range of applications if volume production reduces manufacturing costs and overall pricing. Eventually, we believe the
          Skycar(R) has the potential to become the aerial counterpart of the
          "HMMWV," the military's current ground utility vehicle.

          Corporations -- Moller intends to sell the M400 Skycar(R) to corporations for use in the airspace above their property and we plan to specifically target companies in industries such as timber and oil that have survey and exploration needs. The Company also expects that it will be able to address a broader range of commercial applications in some foreign markets due to fewer legal restrictions than in the
          United States.

Assuming that the Skycar eventually receives full airworthiness certification, we will consider augmenting our sales efforts with retail dealerships, either existing or newly-franchised. Further, we intend to establish a network of regional maintenance and repair facilities, either Company-owned or partnered with existing service facilities, to handle routine maintenance and repair services for non-military Skycars.

MANUFACTURING

Skycars(R)

We believe that the long-term success of any aircraft manufacturer is dependent on the quality of the vehicle produced. The quality of both the design and manufacturing processes is important. Moller expects to purchase or contract out the major Skycar(R) components that require capital intensive equipment, subject to Moller's rigid specifications and stringent quality assurances and testing requirements. We expect that some components and parts will be finish-machined in Moller' s facilities when they have proprietary technological content, require special finishing, or are small custom parts with little tooling required. Moller plans to perform quality control, assembly and final test work at its own facilities. During 2002 and 2003, any manufacturing work will necessarily be executed using low volume techniques. Special tooling and manufacturing processes are expected to be developed for higher volume production in the year 2004 and beyond.

Airframe manufacture encompasses the assembly of the major airframe components
(fuselage, wing and nacelles) and installation of fuel and oil tanks, parachutes, seats, canopy, landing gear, and the vertical thrust vane system.
Moller anticipates that a key strategic partner will be required in order to complete composite airframe construction. A complete test of all systems will be required by Moller through an extensive flight test program before final release.

Important electronic systems include computer stabilization, pilot controls, display, power regulation and engine controls. Electronics manufacture will include the following activities:

     o    Assembly of electronic sub-systems
     o    Burn-in of electronic components
     o    Mounting of printed circuit boards
     o    Fabrication of electronic enclosures
     o    Interconnection of components and wiring
     o    Installation of equipment in airframe

While no specific firm has been identified at this point, we expect to work with one or two key strategic partners to provide electronics and avionics systems for the Skycar(R).

The quality control department will be an autonomous organization carefully integrated into every aspect of the production operation. Every employee will play a part in assuring the highest possible level of quality and performance.

Aerobots(R)

Both electric-powered and fuel-powered Aerobots(R) can be produced in the present Moller facility in volumes of up to four per week, which is sufficient for currently projected production through 2002. The electric-powered Aerobot(R)
consists of both off-the-shelf components and high performance motors, electronic control boards, and a composite frame manufactured by Moller. Both individual components and final assembly are inspected to assure product quality. The fuel-powered Aerobot(R) utilizes the Moller rotary engine
(single-rotor) and thus requires more extensive facilities. The frame of the fuel-powered Aerobot(R) is of welded construction; the fuel tank, duct and cowling are composites. Some component and subassembly tests will supplement the basic assembly quality control. Costs of manufacture are expected to decrease for both Aerobots(R) as production volumes increase. However, no specific amount or rate of decrease can be projected at this time.

In most cases, customers require a complete operating system, not just a vehicle. Moller plans to supply the radio control system and, in some cases, install the interface for the payload sensor system.

Engine

We expect that our Freedom Motors affiliate will supply most of the primary engine components necessary to generate a FAA certified Rotapower(R) engine. For that reason various elements are already incorporated into the basic engine design to satisfy future requirement for FAA certification. For example, dual spark plugs and an appropriate thrust load carrying bearing are already part of the basic design. Moller will inspect, assemble, and test completed engines prior to their sale or incorporation in Skycars(R) and Aerobots(R).

EMPLOYEES

We currently have 14 full-time employees and 8 part-time employees, including 7 management and executive management personnel. We have no specific plans for a significant increase or decrease in the number of our employees. Future staffing needs will depend in large part on any partnering or out-sourcing arrangements we may make for manufacturing of components and sub-systems.

NEED TO RAISE ADDITIONAL CAPITAL TO COMPLETE DEVELOPMENT AND FLIGHT TESTING

Funding of operations over the next nine months is expected to be accomplished through the proceeds from the exercising of stock options currently held by our existing stockholders. However, we cannot give any assurance that such options will be exercised. Further, we believe that a successful translational flight demonstration during this period would greatly enhance the company's ability to secure military development contracts for an enlarged "M600" version of the
Skycar, resulting in a separate source of capital. Failure to demonstrate an untethered translational flight within nine months could seriously jeopardize our ability to raise additional capital privately, publicly or by military contract.

We estimate a cost $26 million to demonstrate a flight worthy pre-production model of the M400 Skycar. If we are successful, we believe that the M400 Skycar would generate interest the U. S. military in the larger M600 Skycar. It may require an additional $40 million to complete an FAA-approved production facility that would allow the production of two M400 Skycars per day. Additional capital of $20 to $30 million will be required for start-up and inventory costs.
Mass production of a civilian aircraft has never occurred but assuming success at a modest production level we anticipate that both military and civilian interest would justify the very large amount of capital (automobile-level production costs) necessary to achieve volume production of the Skycar. Such a level of production would be most likely to occur by means of a licensing arrangement or a strategic partnership with an established and well-capitalized company.

We anticipate that that if we successfully demonstrate translational flight capability by June 30, 2002, the credibility of the company's technology will be greatly improved. We believe that such credibility, if realized, should provide a business basis for an initial public offering of the Company's common stock to raise the approximately $90 to $100 million required to support a modest Skycar production rate of 2 vehicles per day by the end of year 2004. Depending upon the adviceof financial consultants we expect to engage, it may be necessary to seek the required capital in two or more stages and from both public and private sources.

If translational flight capability is delayed or prevented for any reason, we may be unable to raise sufficient capital to support future development or production. In that event, the Company may be unable to continue its operations.

RISK FACTORS

We are still in the process of developing our products, and have yet to produce any meaningful level of sales or any profits from these products. There is no clear basis for judging our viability as a business enterprise, or our management's ability to develop the company to profitability.

Our management has limited experience in aircraft manufacturing. While our management has considerable general business and management experience, and some specialized knowledge and experience in the in the aircraft industry, none of our current management has significant experience managing a business that manufactures and markets aircraft. Accordingly, our success will depend in large part on our ability to recruit or to contract individuals with specialized skills and knowledge relating to aircraft manufacturing and marketing. There is no assurance that we will be successful in retaining such specialists.

We will have to raise substantial amounts of capital before we can produce meaningful revenues from sales of our products with no assurance as to when or at what level revenues will commence. We estimate that we will need about $26 million to demonstrate a fully-functional, pre-production prototype Skycar, and an additional $40 - $90 million to complete FAA certification and begin initial production of certified aircraft. Should we be unsuccessful in raising the needed capital, we may never develop into a viable business enterprise. At this time, we have no specific arrangements with any underwriters for the placement of our shares, nor any binding commitments from any person to invest in the
Company.

We will likely sell shares of our stock to raise capital needed to fund future operations. Any such sales will have the effect of reducing the proportionate ownership of existing shareholders.

Evolving technologies may force us to alter or even abandon our product designs, or may render our proprietary technologies obsolete or non-competitive. Although we believe strongly in the existence of a substantial market for our products, new technologies are being developed and deployed at a rapid rate. It is possible that as time goes on, technological advances in such areas as power plants, propulsion systems, airframe materials, manufacturing systems, and perhaps others, will require us to make costly changes in our strategy or additional investments in equipment and in research and development in order to become or remain competitive.

The Company may expend an inordinate amount of its resources in litigating product liability claims. Historically, manufacturers of aircraft have been held by the courts to be liable for injuries suffered by crewmembers, passengers, and others where some design deficiency or manufacturing defect was found to have contributed to the injury. Although we intend to take all reasonable precautions in the design and manufacture of our products to ensure that they can be operated safely and without undue risk to life, health, or property, and we intend to purchase insurance against potential product liability claims, it is nevertheless possible that our operations could be adversely affected by the costs and disruptions of answering such claims.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Years Ended June 30, 2001 and 2000

Results of operations for the 2000 and 2001 fiscal years did not vary significantly. The Company incurred net losses, on a consolidated basis, of
$1,957,600 and $1,918,500 in fiscal 2000 and 2001 respectively. Consolidated loss per share was $.05 and $.04 for the 2000 and 2001 fiscal years, respectively. The Company generated no significant amount of revenue in either fiscal year. The Company is currently using cash to fund operations at an approximate rate of $150,000 per month with the significant non-cash charges being depreciation and amortization of approximately $95,000 per year and the deferral of certain executive salaries at an annual rate of $190,000 per year.

Salaries and wages, including benefits, remained relatively constant, representing 44% and 45% of total expenses for the 2000 and 2001 fiscal years, respectively.

Rent expense on leased property increased by $60,000 in 2001 as compared to
2000, primarily due to the Company paying an additional monthly amount of
$10,039 as rent expense to the majority shareholder/lessor to cover the increase in debt service on the property resulting from a re-finance of the leased property during the 2001 year. See Note H to the accompanying consolidated financial statements.

Consultant costs increased by $57,000 during the 2001 year as the Company incurred legal and audit costs in anticipation of filing this Form 10
Registration Statement.

Interest expense increased by $24,700 during the 2001 year as a result of increased borrowings. In addition, net interest expense for the 2000 fiscal year was impacted by the write-off of prior year accrued interest on debt that was converted into common stock.

Three months ended September 30, 2001

The Company's net loss for the three months ended September 30, 2001 was
$567,106 which was in line with expectations. The quarter's operations were funded from the exercise of stock options by the majority shareholder which generated $815,119 in proceeds.

Liquidity and Capital Resources

The Company has historically funded its ongoing operations from the sales of its common stock to outside investors as well as the proceeds from borrowings that are the personal obligations of the Majority Shareholder of the Company. This trend continued for the 2000 and 2001 fiscal years as well with approximately
$3,100,000 and $1,200,000 million raised from the sale of common stock for the
2000 and 2001 fiscal years, respectively. $798,783 of the amounts raised in fiscal 2001 were from the exercise of stock options by Dr. Moller, the majority shareholder. In addition, the $815,119 raised during the quarter ended September
30, 2001 is also being reflected in the financial statements as being raised from the exercise of stock options by Dr. Moller. In the case of the $815,119, the funds used to exercise the options came from the sale of 148,203 personal shares of Dr. Moller to outside investors at $5.50 per share. Dr. Moller is under no legal obligation to provide any additional funding to the Company or defer any part of his salary.

The Company had cash reserves of $386,168 at September 30, 2001. The Company estimates it will need at least $1,500,000 in additional funding to be able to continue in business through the end of the next fiscal year. The Company has no binding commitments from any source to provide such funding

It is expected that costs for tooling and other materials will increase in the next year as the Company plans to build to 3 pre-production vehicles. Salary costs are not expected to vary significantly from current levels as the company intends to transfer personnel from the prototype testing program to the construction of the pre-production craft. Both the ongoing costs plus any additional increases resulting from this initial construction phase are expected to be funded from the sale of additional common stock. The inability of the
Company to obtain additional capital in amounts sufficient to continue development and pre-production activities will have a material adverse effect on operations.

We will need to increase number of our authorized capital shares in order to accommodate issuance of new stock should a sufficient number of outstanding stock options be exercised. We expect to call a shareholders' meeting within the next sixty days whose agenda will include a proposal to increase our authorized share capital. Inasmuch as Dr. Paul Moller alone holds sufficient votes to determine the outcome of the matter, we expect that the increase will be approved.

Future Operation Costs

In October 2001 we received an order from the University of California at Davis, acting on behalf of the California Department of Transportation (CALTRANS), for
an Aerobot to be used in a study of the application of unmanned aerial vehicle technology to the inspection of bridges and other large structuresNear-term operating costs are expected to rise as we finalize the design, fabricate and assemble the CALTRANS Aerobot, but are offset by the receivables from this
Purchase Order.

In Q1 2002 through Q3 2002 we anticipate that operating costs will steadily increase. We intend to move personnel now dedicated to the prototype M400 test program to the design, fabrication and assembly of the pre-production M400 aircraft planned for construction early next year. Although labor costs will remain relatively stable, material costs will increase as inventory, tooling and raw materials are required to complete 2-to-3 pre-production aircraft. These costs are expected to be offset by the proceed from the exercise of outstanding stock options upon the anticipated successful demonstration of the M400's ability to hover.

By Q4 2002 we hope to have obtained funding in response to a proposal submitted to Defense Advanced Research Projects Agency (DARPA) for a feasibility study of a scaled-up version of the Skycar intended for military logistics applications.
A draft of this proposal's key points was submitted on October 24, 2001.

The initial low rate of production Skycars and Aerobots will be funded initially with capital obtained through the sale of common stock. As Skycars and Aerobots are completed and delivered, revenue from the sale of these vehicles will be used to offset continuing production costs and the increasing production capacity.

Doubtful Status as a Going Concern

The continuation of the Company as a going concern is dependent upon our being able to secure sufficient sources of working capital to complete development of our planned product line. There can be no assurance given that we will be successful, in whole or in part, in being able to secure such resources.

We strongly believe that stock purchase options held by existing stockholders will be exercised in the near future. The option exercise terms require a one-
minute hover flight by the M400 at an elevation of ten feet. The terms state that the vehicle can be tethered and powered remotely or with a pilot onboard.
The demonstration necessary to trigger the 60-to-90 day option exercise period appears to be achievable and could occur very soon in the course of current hover testing. We consider the exercise prices of the stock options to be favorable to the option holders since the strike prices are significantly less than the most recent private stock sales by the Company. For that reason, we expect that the majority of these options will be exercised, with proceeds to the Company of around $5 million. However, exercise of the options is purely voluntary, and there can be no assurance that all or any of such options will be exercised in the future. Further, intervening internal and external events may make exercise of the options unattractive to the option holders for many different reasons. Although a public offering of our common stock may be possible in the future, we believe that proceeds from the exercise of outstanding stock options is a more realistic source of capital over the next several months. However, unless a substantial percentage of the option holders elect to exercise their stock options during early 2002, the Company may have insufficient working capital to continue its business.

Plan of Operation

If 50% of the option holders exercise their stock options, the Company would realize sufficient capital to finance the immediate goal of achieving an untethered translational flight by mid-2002, with sufficient funds remaining to allow the company operations to continue while preparing for an initial public offering. The sale of the Company's common stock is one potential vehicle for raising production-related capital. Other possible sources of capital include sale or license of distribution and marketing rights and non- refundable deposits on the purchase of Skycars. However, the Company has not taken any action to date with respect to such capital sources.

We believe that a successful translational flight during the next nine months would greatly enhance the company's ability to secure military development contracts for an enlarged version of the M400 Skycar called the M600 Skycar.

On the other hand, failure to demonstrate an untethered flight of the Skycar within this period could seriously jeopardize the company's ability to raise additional capital either privately, publicly or by military contract.

ITEM 3.  DESCRIPTION OF PROPERTY

We are leasing a 35,000 square foot facility in Davis, California, from Dr. Paul
Moller, our President and the majority shareholder of Moller International (see
Item 7 - Certain Relationships and Related Transactions). This facility contains the electronics and computer-engineering lab, CAD/CAM lab, computer controlled machining center, composite airframe assembly area, engine assembly and test facility, and sales, marketing and administrative offices.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following are all of the individuals or groups known by the company to be the beneficial owner of more than five (5) percent of any class of the issuer's securities:

                 Name and Address of        Amount and Nature of       Percent
Title of Class    Beneficial Owner          Beneficial Ownership       of Class
--------------    ------------------        --------------------       --------

Common Stock      Paul S. Moller                 28,791,535              65.27%
                  9350 Currey Rd
                  Dixon, CA 95620

Common Stock      Rosa Maria Moller                 200,000               0.45%
                  9350 Currey Rd
                  Dixon, CA 95620

Paul S. Moller, President, Director and Chairman of the Board of Directors is
the sole shareholder of Moller Corp. Moller Corporation holds legal title to
25,919,909 of the shares of common stock listed above as beneficially owned by
Paul S. Moller. Rosa Maria Moller is the spouse of Paul S. Moller. Her 200,000 shares, when added Paul S. Moller's shares, amount to 66.51% of all the outstanding common stock of the Company.

The following are all of our officers and directors who are beneficial owners of our securities

================================================================================
                  Name and Address of       Amount and Nature of       Percent
Title of Class    Beneficial Owner          Beneficial Ownership       of Class
--------------    ------------------        --------------------       --------

Common Stock      Paul S. Moller                 28,791,535             65.27%
                  9350 Currey Rd
                  Dixon, CA 95620

Common Stock      Peter F. Cunningham               681,109              1.55%
                  82 Rodeo Av.
                  Sausalito, CA 94965

Common Stock      Jack G. Allison                   395,549               .90%
                  5947 Jeanine Dr
                  Sacramento, CA 95842

Common Stock      Newton W. Jacobsen                 382,423              .87%
                  1052 Grayson Rd
                  Pleasant Hill, CA 94523

Common Stock      A. Gordon Vette                     94,734              .02%
                  75 Reinga Rd.
                  Bay of Islands
                  New Zealand

-------------------------------------------------------------------------------
Common Stock      Officers and Directors           30,691,318            69.40%
                     as a group
================================================================================

In addition, Officers and Directors hold the following options to purchase our common stock.

                  Name and Address                                   Amount of
                   Of Beneficial     Exercise         Expiration    Underlying
Title of Class         Owner           Price            Date          Shares
--------------    ----------------  -----------      -----------    -----------

Common Stock       Paul S. Moller      $1.14         SEP 21, 2008    4,584,297
Purchase Option    9350 Currey Rd
                   Dixon, CA 95620

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Paul Moller, age 64, is President and Chairman of the Board of Directors. Dr.
Moller founded the Company and has served as the Company's President since its formation. He holds a Masters in Engineering and Ph.D. from McGill University.
Dr. Moller was a professor of Mechanical and Aeronautical Engineering at the
University of California, Davis, from 1963 to 1975, where he developed the
Aeronautical Engineering program. In 1972 he founded SuperTrapp Industries and was Chief Executive Officer as SuperTrapp became a widely recognized international name in high-performance engine silencing systems. SuperTrapp
Industries was sold in 1988. In 1983 he founded Moller International to develop powered lift aircraft. Under his direction Moller International completed contracts with NASA, NOSC, DARPA, NRL, Harry Diamond Labs, Hughes Aircraft
Company, California department of Transportation and the U. S. Army, Navy and
Air Force. These contracts included the development and deployment of numerous unmanned aerial vehicles and Wankel based engines. Dr. Moller has received 43 patents including the first U.S. patent on a fundamentally new form of powered lift aircraft. In 1980 he developed the Davis Research Park, a 38 acre industrial-research complex within the city of Davis, CA in which Moller
International is located.

Jack G. Allison, age 76, is Vice President of administration, joined the Company in 1986 and has served as the corporation Secretary and a Director since that time. Mr. Allison serves as the Vice President of Administration which entails extensive interaction with federal and state governmental contracting agencies.
Mr. Allison received a B.S. degree in Business from Oregon State University in
1949. He is a licensed pilot and served in the U.S. air Force for 27 years retiring as a Lt. Colonel.

Mr. Allison, along with his other duties as MI's Vice President, has been actively involved in providing information about Moller products for the past 15 years. Through a steady flow of correspondence, telephone calls and personal appearances at conferences and speaking engagements, he has been our chief spokesperson for the M400 Skycar. On-site presentations and attendance at air shows and expositions has given Mr. Allison an opportunity to discuss the potential of military and civilian applications for the Skycar. This interaction has enabled Mr. Allison to develop many of our requirements for supporting technologies, such as GPS navigation, communications and flight operations. It has also helped those he has spoken with to visualize the capabilities of the
Skycar and share their views on potential roles the Skycar might have in both civilian and military applications. His interaction with principals at the Army and Marine Corp Battle Labs has given them the necessary data to effectively model projected performance characteristics of the Skycar for war-game simulations, where the theoretical Skycar is reported to provide a significant advantage.

Gordon Vette, age 68, is Far East Liaison, and a Director. He has served as a
Moller director since 1987. He was a pilot and Flight Instructor for Air New
Zealand from 1958 to 1981. From 1982 until the present he has been a founder and director of Aviation Consultants, Inc. During the same period he was an Airline
Inspector and Flight Testing Officer with the Ministry of Transport, New Zealand as well as Chief Flying Instructor with Taupo Air Services. Mr. Vette received his MBA (Distinction) from Massey University in 1993 and concurrently completed a MA in Psychology from the university of Auckland where he specialized in Human
Factors. He has just completed his DSc. from Massey University specializing in
Human Factors in relation to Virtual Reality and Intelligence Augmentation and
its application to flight and flight simulators.

Peter Cunningham, age 68, has served as a Moller director since 1983. From 1947 to 1972, he was at James Cunningham, Sons & Co., a major electronics company, most recently as President. Mr. Cunningham received a B.A. degree from
Harvard College in 1939.

Newton Jacobsen, 83, has served as a Moller director since 1983. From 1972 to 1984, he was at Flecto Company, Inc., the manufacturer of Varathane plastic finishes, most recently as Senior Vice President. Mr. Jacobsen received a B.S.
degree in chemistry from the University of California at Berkeley in 1945.

Under the Securities Act of 1933, only Dr. Moller would be deemed to be a control person. Officers of the Company serve at the will of the Board of
Directors. Directors serve until the next annual Stockholders' meeting or until their resignation, removal, retirement, disqualification, or death, or until their successors have been elected and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth a summary of compensation received by each of our officers and directors who received compensation from the Company during either of our most recent fiscal years.
Name and principal position	Year	Annual Compensation			Long-term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	All other compensation
					Restricted Stock Awards	Securities underlying options/SARs	LTIP payouts
Paul Moller, President	2001	$178,461(1)	$0	$0	$0	0	$0	$0
Jack Allison, Vice-president	2001	$30,000(2)	$0	$0	$0	0	$0	$0
Paul Moller, President	2000	$160,000(1)	$0	$0	$0	0	$0	$0
Jack Allison, Vice-president	2000	$30,000(2)	$0	$0	$0	0	$0	$0
(1) Of the amount shown, $160,000 is deferred at the election of the Executive, not as part of any plan.
(2) The entire amount shown is deferred at the election of the Executive, not as part of any plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently lease and occupy a 34,500 square foot building located in Davis,
California, which is owned by Dr. Paul S. Moller, the majority shareholder of
Moller International. The lease provides for monthly rent payments of $27,165 and expires November 13, 2002. There is provision for rent adjustment based on any increases in the Consumer Price Index. To date, there have been no such adjustments. Due to the fact that the building owner, Dr. Moller, is the controlling shareholder of Moller International, the lease was not negotiated at arms' length. However, we believe that the lease rate is both fair and favorable in the current market.

As of June 30, 2001, the Company owed $124,748 to Dr. Paul S. Moller in the form of a promissory note. The loan was repaid in August 2001. In addition, the
Company is making interest payments of $10,359 per month on a personal mortgage obligation of Dr. Moller that is secured by the property leased to the Company.
Such interest payments are currently being expensed as additional rent expense on the books of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital consists of fifty million (50,000,000) shares of common stock, no par value, and fifty million (50,000,000) shares of preferred stock, no par value. 44,109,956 shares of our common stock have been issued and are outstanding. We have not yet issued any preferred shares, and have no current plans to do so.

COMMON STOCK

The holders of our common stock

     1)   have equal ratable rights to dividends from funds legally available for dividend payments when, as and if declared by the Board of
          Directors of the Company;

     2)   are entitled to share ratably in all of the assets of the Company available for distribution upon a winding up of the affairs of the
          Company;

     3)   do not have preemptive subscription or conversion rights and there are no redemption rights applicable to the shares; and

     4)   are entitled to cumulative voting on Directors as described in the following paragraph.

Cumulative Voting

The holders of shares of our common stock have cumulative voting rights pursuant to California General Corporation Law and the By-laws of the corporation. Upon the effective election of cumulative voting by any shareholder, each shareholder entitled to vote at any election of directors may cumulate such shareholder votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder sees fit.

Dividends

To date we have not paid or declared any dividends and we have no intention of declaring or paying any dividends in the foreseeable future. If we decide to pay dividends, that decision will be made by our Board of Directors, which will likely consider, among other things, our earnings, our capital requirements and our financial condition, as well as other relevant factors. Our Board of
Directors may declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

Shareholder Meetings

Article II of our Company by-laws provides that meetings of shareholders may be held at our principal offices, or at any other place designated by the
Directors, within or outside the state of California. Shareholders must be given at least ten but not more than sixty days written notice of any regular or special meeting. The annual meeting of the shareholders is held on the 15th day of October at 10:00 a.m., or some other day that the Board may set by written notice. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote.

Dissenters' Rights

Sections 1300 through 1312 of the California Corporations Code include provisions whereby a shareholder may, in certain circumstances, demand that the
Company purchase the shareholder's stock at its fair value in the event the
Company undertakes certain types of business reorganizations.

Anti-takeover Effect of Current Stock Distribution

There are no provisions in our Articles of Incorporation or in our By-laws specifically designed to prevent or make difficult an attempt to take over control of the Company from its incumbent management. As of the date of filing of this registration statement, Dr. Paul Moller, our President and Chairman of the Board of Directors, is the beneficial owner of 66.9% of our outstanding voting stock, making it virtually impossible for another person to acquire control of the Company without our Dr. Moller's concurrence. This situation may limit the prospects for a minority shareholder to receive a premium over market value for his or her shares in connection with a takeover or attempted takeover of the Company.

Furthermore, our authorized capital includes 50,000,000 shares of no par preferred stock, none of which has yet been issued. It is possible that the these shares could be issued by the current Directors in a manner that could discourage a change in our control.

PREFERRED STOCK

Although our authorized capital includes fifty million (50,000,000) shares of no par preferred stock, we have not yet issued any shares, nor have we defined the rights, privileges, and limitations that will apply to holders of the preferred.

OPTIONS

From time to time, we have issued options to purchase our common stock to various individuals in exchange for various services to the Company. The options have various issue dates, vesting dates, expiration dates and exercise prices.
Currently, twenty-nine individuals and one business entity hold options to purchase a total of 9,203,366 shares of our stock at prices ranging from $0.81 to $4.58 per share, with expirations ranging from July 31, 2002 until the year
2010. Currently a very large percentage of the available authorized shares are issued. Within the next 60-90 days we plan to convene a special shareholders meeting in order to submit a proposed Amendment to our Articles of
Incorporation, increasing the number of authorized shares. Given that Dr. Moller controls a majority of the voting stock, and he is currently in favor of this increase, we anticipate that the proposal will be implemented. If the amendment is approved by the shareholders, there will be sufficient authorized shares to accommodate the exercise of all outstanding stock options.

RESTRICTIONS ON TRANSFER

We have never registered our securities under the Securities Act of 1933, as amended. Federal securities laws, and many states' laws, prohibit the sale or transfer of corporate securities unless they are first registered, or an exemption from registration is available. Accordingly, we may refuse to register a sale or transfer of our securities on the Company's stock record unless the transferor can provide evidence satisfactory to our counsel that the transaction can be completed without violating state or federal laws.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
        OTHER SHAREHOLDER MATTERS

Our shares have never traded on an exchange or in the over-the-counter market, and there is no public trading market for them. We have 487 shareholders, including officers, directors and control persons. We have never paid a dividend, nor do we intend to do so in the foreseeable future. There are no restrictions on the power of our Board of Directors to declare and pay dividends.

Following the effectiveness of this registration statement, we intend to engage one or more securities broker-dealers as market-makers in our shares, and to apply to have our securities quoted on the Over-the-Counter Bulletin Board
(commonly abbreviated as "OTC-BB" or simply, "the Bulletin Board"). The Bulletin
Board is an electronic, inter-dealer stock quotation system operated by the
National Association of Securities Dealers.

As of the date of this registration statement, approximately 44,095,000 shares of our common stock are eligible for sale under Rule 144 promulgated under the
Securities Act of 1933, as amended, subject to certain limitations included in the Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has held fully-paid shares for at least one year, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who has not been an affiliate of the Company within the three months preceding the sale.

As of June 30, 2001 there were options outstanding to purchase 9,203,366 shares of our common stock, of which 8,573,050 are currently exercisable at strike prices ranging from $0.81 to $4.58.

Spin-off of Freedom Motors, Inc.

On March 30, 2001, the Company's Board of Directors approved an Agreement and
Plan of Reorganization with two of its subsdiaries, Freedom Motors, Inc. and
Vertol, Inc. (Vertol, Inc. was formed solely for purposes of the reorganization.) The Reorganization Agreement was ratified by the shareholders on April 14, 2001. The result of the reorganization is that the shares of
Freedom Motors, Inc. formerly owned by the Company are now owned directly by the shareholders of Moller International. (Vertol, Inc. was subsequently merged into
Moller International and no longer exists.) (See Consolidated Financial
Statements, Note I.)

ITEM 2.  LEGAL PROCEEDINGS

So far as we are aware, neither the Company nor its property is a party to, or the subject of, any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not changed or had any disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On June 30, 2000, we completed a private offering of our common stock in which we sold 1,459,644 shares at an average cash subscription price of $3.12 per share. The classes of persons to whom we sold our stock were: (1)
current-shareholders, (2) Moller employees and (3) individuals who had made unsolicited contact with us and who expressed an interest in acquiring shares or investing in the Company. Our officers sold the shares directly to investors in private transactions, without an underwriter, in reliance on the exemption authority provided in Section 4(2) of the Securities Act of 1933. Specifically,
we relied upon the general exemption of Section 4(2), which exempts from registration the sale of securities by an issuer in a transaction not involving any public offering. The facts that supported our reliance on such exemption were:

     a.   No solicitation or advertising was made by the Company in connection with the issuance of the shares;

     b.   The purchasers represented to the Company that they were acquiring the shares for their own account and not with a view to distribution;

     c.   The purchasers represented to the Company that they either:

          (i)  had sufficient liquid assets to bear the risk of loss of their entire investment or

          (ii) were sufficiently experienced with regards to private placement investments as to be capable of assessing the nature and extent of the risks associated with the investment.

     d.   Each purchaser was afforded an opportunity to review or obtain all material information regarding the company and the investment in its shares.

In the calendar year 2000, the Company sold its common stock to a total of 23
"non-shareholders," i.e., persons who did not previously own Moller shares. In the year 2001 through September 30, the Company sold its common stock to a total of 7 non-shareholders. The number of existing shareholders who purchased additional shares in the Company during 2000 and 2001 were 36 and 2, respectively. One Moller employee acquired shares by purchase and one employee received shares as compensation in 2000.

The proceeds of the offering are being applied to our continuing research and development activities, and to administrative expenses of the Company.

On November 29, 2000, acting on advice of our legal counsel, we made an offer to repurchase the shares of any shareholder who had acquired Moller International shares within the past three years in a private placement transaction. The repurchase offer was made in an effort to correct any inadvertent failure to comply with applicable securities laws in connection with such private placements. A total of five shareholders accepted the offer to repurchase, and the Company subsequently repurchased their shares. (See Consolidated Financial
Statements, Note H).

During the year ended June 30, 2001, we sold 89,134 shares of our common stock in private transactions, relying on the exemption authority provided in Section
4(2) of the Securities Act of 1933, as amended, relating to sales not involving an underwriter or a public offering. The shares sold at prices between $1.50 and
$7.00 per share, for total proceeds of $414,532. The proceeds were or are to be applied to ongoing product development and administrative costs.

In addition, Dr. Moller exercised options to purchase a total of 700,686 shares at $1.14 per share, resulting in proceeds of $798,782.

During the quarter ended September 30, 2001, Dr. Paul S. Moller, the majority shareholder, exercised options to purchase a total of 715,017 shares at $1.14 per share raising a total of $815,119.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and Bylaws contain provisions that permit the
Company to indemnify our officers and directors for liabilities that may arise out of acts performed by them on behalf of the Company. As of this filing, we have not entered into any specific written agreement with officers or directors respecting indemnification, but may do so in the future.

We understand that the Securities and Exchange Commission maintains that it is contrary to public policy to indemnify persons controlling the Company against liabilities arising under the Securities Act, and that any such indemnification would be unenforceable.

                                    PART F/S

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders
Moller International, Inc.
Davis, California

We have audited the accompanying consolidated balance sheets of Moller
International, Inc. and subsidiaries (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of operations, deficit in stockholders'
equity and cash flows for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Moller
International, Inc., and subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern. As discussed in Note B to the financial statements, the Company does not have any current revenue and is in need of additional infusions of operating capital in order to complete the development of its Skycar product and other product offerings. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note
B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VAVRINEK, TRINE, DAY & CO.,  LLP

San Jose, California
September 12, 2001

                           MOLLER INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                                PERIODS AS SHOWN

                                                                                                     (Unaudited)
                                                                             June 30:                September 30:
                                       ASSETS                         2001              2000              2001
                                                                ----------------  ----------------  ----------------
CURRENT ASSETS
Cash                                                                  $ 353,092         $ 158,911         $ 386,168
Accounts receivable                                                       6,583            19,656             7,253
                                                                ----------------  ----------------  ----------------
Total current assets                                                    359,675           178,567           393,421

PROPERTY AND EQUIPMENT, net of accumulated depreciation                 302,956           384,737           292,917

OTHER ASSETS                                                              1,676             3,138             1,311
                                                                ----------------  ----------------  ----------------
Total other assets                                                        1,676             3,138             1,311
                                                                ----------------  ----------------  ----------------

                                                                      $ 664,307         $ 566,442         $ 687,649
                                                                ================  ================  ================

                  LIABILITIES AND DEFICIT IN STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                       $ 58,536          $ 65,170          $ 24,446
Accrued expenses                                                         55,852            38,297            21,612
Notes payable - majority shareholder                                    124,748            52,815                 -
Other notes payable                                                     638,730            72,632           613,081
Customer deposits                                                       387,500           387,500           372,500
                                                                ----------------  ----------------  ----------------
Total current liabilities                                             1,265,366           616,414         1,031,639

LONG TERM LIABILITIES
Capitalized leases payable                                                7,650            32,622             7,074
Deferred wages                                                          863,515           673,515           911,015
                                                                ----------------  ----------------  ----------------
Total long term liabilities                                             871,165           706,137           918,089
                                                                ----------------  ----------------  ----------------

Total liabilities                                                     2,136,531         1,322,551         1,949,728

DEFICIT IN STOCKHOLDERS' EQUITY
Common stock, authorized, 50,000,000 shares, no par
   value, issued and outstanding, 42,618,631 and
   43,402,064 shares at June 30, 2000 and 2001,
   respectively, and 44,109,956 shares at September 30, 2001         24,276,022        23,073,638        25,053,273
Accumulated deficit                                                 (25,748,246)      (23,829,747)      (26,315,352)
                                                                ----------------  ----------------  ----------------
Total deficit in stockholders' equity                                (1,472,224)         (756,109)       (1,262,079)
                                                                ----------------  ----------------  ----------------
                                                                      $ 664,307         $ 566,442         $ 687,649
                                                                ================  ================  ================

                See accompanying notes to financial statements.

                           MOLLER INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                PERIODS AS SHOWN

                                                                                    (Unaudited)
                                                 Year Ended June 30:       3 Months Ended September 30:
                                               2001            2000            2001            2000
                                           ------------    ------------    ------------    ------------
INCOME
Contract                                   $     43,704    $      4,378    $       --      $       --
Miscellaneous                                    19,595          37,249          18,105           1,632
                                           ------------    ------------    ------------    ------------
Total income                                     63,299          41,627          18,105           1,632

EXPENSES
Project labor                                   386,362         413,684          96,121         107,316
Project materials                                81,515         128,505          28,843          19,149
Project subcontracted services                   85,892         124,134          20,465          24,599
Administrative salaries and wages               375,786         351,770          94,601          86,742
Other labor                                      31,218          17,204           5,149             878
Employee benefits and payroll taxes             128,553         114,384          33,392          18,326
Marketing materials                               9,404          19,385           6,708             955
Office and shop supplies                         21,887          42,645          13,678           6,469
Shipping and postage                             13,301          10,796           3,052           2,770
Telephone                                        12,864          14,984           1,993           3,762
Travel, automotive, meals                        24,233          29,175           5,206           5,046
Legal, accounting, and consulting fees           87,467          30,291          31,203          30,210
Patent expense                                   42,823          61,554          32,233          15,774
Rent expense to majority shareholder            455,557         394,486         112,573         105,883
Utilities                                        36,123          28,955          13,641          10,242
Repairs and maintenance                          12,233          44,192           2,457           4,298
Insurance                                        25,756          15,936          19,234           9,579
Depreciation and amortization expense            93,817         110,789          23,692          19,669
Sales and use taxes                               8,839          14,361           4,355              65
Bank and loan fees                                2,168          20,767             542             346
Other expenses                                   19,357           9,366          11,218           2,521
                                           ------------    ------------    ------------    ------------
Total expenses                                1,955,155       1,997,363         560,356         474,599
                                           ------------    ------------    ------------    ------------

Loss from operations                         (1,891,856)     (1,955,736)       (542,251)       (472,967)
OTHER EXPENSES
       Interest                                 (26,643)         (1,877)        (24,855)         (6,416)
                                           ------------    ------------    ------------    ------------
                Total other expenses            (26,643)         (1,877)        (24,855)         (6,416)
                                           ------------    ------------    ------------    ------------

NET LOSS                                   $ (1,918,499)   $ (1,957,613)   $   (567,106)   $   (479,383)
                                           ============    ============    ============    ============

Loss per common share, basic and diluted   ($      0.04)   ($      0.05)   ($      0.01)   ($      0.01)
                                           ============    ============    ============    ============

Weighted average common shares outstanding   42,745,629      41,848,997      43,461,246      41,533,677
                                           ============    ============    ============    ============

                See accompanying notes to financial statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               PERIOD FROM JULY 1, 1999 THROUGH SEPTEMBER 30, 2001
                     (Data related to the three months ended
                        September 30, 2001 is unaudited)

                                                     Common Stock               Accumulated
                                                Shares           Amount           Deficit            Total
                                         ----------------------------------------------------------------------

Balances at July 1, 1999                      41,516,312     $ 19,671,488     $ (21,872,134)      $ (2,200,646)

Sales of common stock                            870,541        3,096,338                            3,096,338
Conversion of debt to common stock                32,839           94,937                               94,937
Shares received in lieu of salary                198,939          210,875                              210,875

Net loss for the year                                                            (1,957,613)        (1,957,613)
                                         ----------------------------------------------------------------------

Balances at June 30, 2000                     42,618,631       23,073,638       (23,829,747)          (756,109)

Sales of common stock                            789,820        1,213,314                            1,213,314
Conversion of debt to common stock                 7,275           29,063                               29,063
Shares received in lieu of salary                  3,760           15,138                               15,138
Shares repurchased from stockholders             (17,422)         (55,131)                             (55,131)
Net loss for the year                                                            (1,918,499)        (1,918,499)
                                         ----------------------------------------------------------------------

Balances at June 30, 2001                     43,402,064     $ 24,276,022     $ (25,748,246)      $ (1,472,224)
                                         ======================================================================

Exercise of options - majority
   shareholder                                   715,017          815,119                              815,119
Conversion of deposit into common stock            2,272           12,132                               12,132
Shares repurchased from stockholders              (9,397)         (50,000)                             (50,000)
Net loss for the three months                                                      (567,106)          (567,106)
                                         ----------------------------------------------------------------------

Balances at September 30, 2001                44,109,956     $ 25,053,273     $ (26,315,352)      $ (1,262,079)
                                         ======================================================================

                See accompanying notes to financial statements.

                           MOLLER INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                PERIODS AS SHOWN

                                                      Year ended June 30:               (Unaudited)
                                                                                3 Months Ended September 30:
CASH FLOWS FROM OPERATING ACTIVITIES                  2001           2000            2001           2000
                                                 -------------- --------------  -------------- --------------
Net loss                                          $ (1,918,499)  $ (1,957,613)     $ (567,106)    $ (479,383)
Adjustments to reconcile net loss to net cash
used in operating activities
   Interest on deposit conversion                            -              -            7132              -
Depreciation and amortization                           93,807        110,787          23,692         19,669
Stock issued for services                               15,138              -               -              -
Deferred wages                                         190,000        187,799          47,500         47,500
(Increase) decrease in
Accounts receivable                                     13,073         (6,156)           (670)       (14,813)
Increase (decrease) in
Accounts payable                                        (6,634)      (181,337)        (34,090)        23,742
Customer deposits                                            -         25,000         (10,000)             -
Accrued expenses                                        21,618       (119,968)        (34,240)          (447)
                                                 -------------- --------------  -------------- --------------
Net cash used in operating activities               (1,591,497)    (1,941,488)       (567,782)      (403,732)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable                              591,098              -               -         65,750
      Increase (decrease) in notes payable
         from officer                                   71,933              -        (124,748)        27,176
      Reduction in notes payable and
         capital leases                                (24,972)      (648,877)        (26,225)        (8,598)
Proceeds from sale of common stock and
   exercise of options                               1,213,314      2,806,646         815,119        190,379
Repurchases of common stock                            (55,131)             -         (50,000)             -
                                                 -------------- --------------  -------------- --------------
Net cash provided by financing activities            1,796,242      2,157,769         614,146        274,707
                                                 -------------- --------------  -------------- --------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment                                  (10,564)       (70,339)        (13,288)          (788)
                                                 -------------- --------------  -------------- --------------
Net cash used in  investing activities                 (10,564)       (70,339)        (13,288)          (788)
                                                 -------------- --------------  -------------- --------------

NET INCREASE (DECREASE) IN CASH                        194,181        145,942          33,076       (129,813)

CASH, BEGINNING OF PERIOD                              158,911         12,969         353,092      $ 158,911
                                                 -------------- --------------  -------------- --------------

CASH, END OF PERIOD                                  $ 353,092      $ 158,911       $ 386,168       $ 29,098
                                                 ============== ==============  ============== ==============

Cash paid during the period for:
   Interest                                           $ 43,048       $ 21,716        $ 15,455        $ 6,826
                                                 ============== ==============  ============== ==============
   Income taxes                                        $ 3,200          $ 800             $ -            $ -
                                                 ============== ==============  ============== ==============
See accompanying notes to financial statements.
                           MOLLER INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                 (Data related September 30, 2001 is unaudited)

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Moller International Inc., (the Company), (MI) consolidates the accounts of its wholly owned, inactive subsidiary, Aerobotics Inc., (AI) and the accounts of
Freedom Motors Inc., (FM), a development stage enterprise, an entity owned by the shareholders of the Company. (See Note I) Moller Corporation (MC) is an
inactive entity, to which MI effectively became the successor in 1983. MC's only significant asset is its investment in MI as it holds 25,919,909 shares of MI, representing 58.76% of the outstanding common stock of the Company. Dr. Paul S.
Moller is the sole shareholder of MC, and thus, the majority shareholder of MI.
All significant intercompany transactions and balances have been eliminated.

The Company has historically entered into several lines of revenue-producing business activities including the design and development of rotary engines, remotely controlled flying vehicles, automotive mufflers and vertical takeoff and landing aircraft. The Company has for the past twelve years devoted most of its efforts to the design and development of a Vertical Takeoff and Landing
(VTOL) vehicle known as the Skycar. The Skycar program is still in the development stage at this point. FM is a development stage enterprise as planned principal revenue producing activities have yet to commence. FM manufactures and markets advanced technology rotary engines for a variety of recreational and industrial applications. FM currently has a deficit equity and, in view of the majority ownership % of FM held by the shareholders of the Company, no minority interest in the deficit equity has been reflected in the financial statements.

Research and Development Costs

All research and development costs are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity date of 90 days or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures/expenses during the reporting periods. Actual results could differ from those estimates.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

Income Taxes

Deferred income taxes are computed using the asset and liability approach, which recognizes a liability or asset, representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to a level at which it is "more likely than not" that the benefit will be realized. Realization of such benefits of deductible temporary differences and operating loss carryforwards is dependent upon generating sufficient taxable income in future years and within the carryforward periods.

Property and Equipment

Property and Equipment is recorded at cost and is depreciated over its estimated service life on a straight-line basis. Estimated service lives range from five to fifteen years.

Property and equipment consist of the following at June 30:

                                           2001         2000
                                      ------------  ------------

  Production and R&D Equipment          $ 546,397      $584,455
  Computer equipment and software         418,394       489,692
  Furniture and fixtures                   74,650        72,680
                                      ------------  ------------
                                        1,039,441     1,146,827
     Less accumulated depreciation       (736,485)     (762,090)
                                      ------------  ------------
                                        $ 302,956      $384,737
                                      ============  ============

Long-lived Assets

When facts and circumstances indicate the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected discounted future cash flows as well as other quantitative and qualitative analyzes. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge to current operations.

Revenue Recognition

Miscellaneous income derived from the sale of t-shirts, model cars, information packets and other items is recognized at the time of sale. Contract revenues consist of both design work to adapt Company products for customer applications and the leasing of a full scale Skycar model for various exhibitions. Design work contract revenue is recognized upon completion of the work and acceptance by the customer. Revenue from the leasing of the Skycar model is recognized over the term of the contract period. Both revenue sources are considered to be insignificant and not critical to the goal of achieving profitable operations.

NOTE B - GOING CONCERN

The Company currently has no revenue-producing products and is continuing its development of products in both the Skycar(R) and Rotapower(R) engine programs.
Successful completion of product development activities for either or both of these programs will require significant additional sources of capital.
Continuation as a going concern is dependent upon the Company's ability to obtain additional financing sufficient to complete product development activities and provide working capital to fund the manufacture and eventual sale of the Company's products. These factors raise substantial doubt as to the
Company's ability to continue as a going concern. Management is currently pursuing additional sources of capital in quantities sufficient to fund product development and manufacturing and sale activities. Management believes, from conversations with current and prospective investors that there is a willingness to provide additional funding once the aircraft has demonstrated rudimentary hover and flight characteristics. There is no assurance that management's efforts in this area will be successful in whole or in part. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE C - CUSTOMER DEPOSITS

Customer deposits are payments made to the Company, at $5,000 per unit, for the purpose of reserving specific delivery positions for Skycars when they become available for sale to the public. Deposits are refundable at any time upon request, with interest at 10% on the deposit amount from the date of the request. During the three months ended September 30, 2001, two individuals requested and received a return of their deposits and one individual converted their deposit into common stock.

NOTE D - DEFERRED WAGES

The annual salary of the majority shareholder ($160,000) and the annual salary of the Vice President of Administration ($30,000) are being deferred until the
Company has reached a consistent level of profitability. Both individuals have indicated their willingness to defer such payments until profitable operations commence. As such, the deferred wages are being reflected as a non-current liability.

NOTE E - NOTE PAYABLE MAJORITY SHAREHOLDER

The note payable to the majority shareholder, Dr. Paul S. Moller (Moller) is non-interest bearing, unsecured, and is due on demand. During the year ended
June 30, 2001, Moller loaned the Company an additional $71,933, representing the excess proceeds from a re-finance of property owned by Moller. (See Note H)
During the year ended June 30, 2000, the Company made cash payments totaling approximately $460,000 to Moller to retire the outstanding debt. The loan balance was repaid in August 2001.

NOTE F - NOTES PAYABLE

Notes payable at June 30, 2000 consist of short-term borrowings, aggregating
$72,331, all due on demand with interest rates ranging from 10% to 20% per annum. During the year ended June 30, 2001, $25,000 of debt was converted into common stock at a conversion price of $4.00 per share. The unpaid balances of
$47,331 remain outstanding at June 30, 2001 and September 30, 2001.

During the year ending June 30, 2001, the Company borrowed funds from 6 individual minority shareholders in amounts totaling $65,750. The loans are for a term of one year and carry an interest rate of 10%. The loan and accumulated accrued interest is convertible into shares of common stock at $3.50 per share at any time during the one-year term. After the one-year term expires, any unpaid principal and interest is convertible into shares of common stock at
$2.50 per share. The loans remain outstanding at June 30, 2001 and September 30,
2001.

During the year ended June 30, 2001, the Company agreed to buy back an individual's stock (6,354 shares) for an aggregate amount of $25,649 and issued a 10% promissory note as consideration. The note balance was paid off in full in
August 2001.

In January, 2001, the Company and its affiliate, FM, entered into an agreement with Pelican Ventures LLC, (Pelican), wherein Pelican agreed to provide funds to
FM for the development of a diesel powered rotary engine. The total funding was for $500,000. The funding is in the form of a promissory note, with an interest rate of 9%. Interest payments are due monthly. The note is due in full on
January 19, 2002.

Upon the successful completion of certain development and manufacturing milestones, which includes the delivery of ten production quality engines within
6 months of the signing of the agreement, and the acceptance of the product by
Pelican, the loan balance will be reduced by $200,000 and the maturity date on the remaining loan balance will be extended by one year. FM has delivered one production engine for evaluation to Pelican within the milestone period, although additional development work is continuing. The Company has not delivered the 10 production engines noted above. The Company is in negotiations with Pelican to extend the time period for meeting this milestone thus allowing the Company to achieve the $200,000 reduction in debt; however, no formal agreement to extend the time period exists at this time. If the Company is successful in achieving the $200,000 reduction in the loan balance, such reduction will be treated as contract revenue.

NOTE G - TECHNOLOGY AND LICENSE DEVELOPMENT AGREEMENT

On October 28,1999 FM and MI entered into a Technology Development and License
Agreement (the Agreement). FM issued 7,000,000 shares of its Common Stock to MI in exchange for the right, title and interest to certain Tangible Assets and
Products, as defined in the Agreement, relating to the manufacture of certain rotary engines. In addition, MI granted FM an exclusive license to use certain rotary engine related intellectual property of MI, for all uses except for those as defined in the Agreement. The Agreement also called for MI to perform research and development services on behalf of FM relating to the product development of MI's Model 530cc single rotor engine and for MI to be compensated for such services at cost rates defined in the Agreement. FM granted MI a royalty of 5% of net revenues received from the sale of products developed pursuant to this Agreement. The initial term of this royalty arrangement shall mean the period during which the products are covered by a valid, unexpired patent. The royalty period will extend beyond this period for an additional five years but the royalty percentage shall be reduced to 2% of net revenues received.

NOTE H - COMMON STOCK TRANSACTIONS

During the quarter ended September 30, 2001, the majority shareholder, Dr. Paul
S. Moller exercised options to purchase a total of 715,017 shares at $1.14 per share raising a total of $815,119. The funds used to exercise the options came from the proceeds of sale of 148,203 personal shares of Dr. Moller to outside investors at $5.50 per share. In addition, the Company converted one customer deposit plus accrued interest into 2,272 shares of common stock and repurchased
9,397 shares for an aggregate total of $50,000.

During the year ended June 30, 2001, the Company sold 89,134 shares of its common stock to outside investors in private sales transactions, raising a total of $414,531. Shares were sold at prices ranging from $1.50 to $7.00 per share.
In addition, the majority shareholder, Dr. Paul S. Moller exercised options to purchase a total of 700,686 shares at $1.14 per share raising a total of
$798,783.

Also during the year ended June 30, 2001, the Company re-purchased 17,422 shares at prices ranging from $1.50 to $4.50 per share for a total of $55,131.

During the year ended June 30, 2001, the Company converted outstanding debt and accrued interest totaling $29,063 into 7,275 shares of common stock.

During the year ended June 30, 2000, the Company sold 870,541 shares of its common stock to outside investors in private sales transactions, raising a total of $3,096,338. Shares were sold at prices ranging from $1.75 to $6.00 per share.

During the year ended June 30, 2000, the Company converted outstanding debt and accrued interest totaling $73,337 into common stock at $2.75 per share. The company also converted debt of $21,600 into common stock at $3.00 per share.

At June 30, 2000, the Company converted a portion of the deferred salary obligation, owed to an executive of the company, into common stock. A total of
$210,875 was converted into 198,939 shares of common stock ($1.06 per share).

There is no ready market for the Company's common stock. Per share prices were determined by company management at the time of the sale. Dr. Paul S. Moller, the Chairman and CEO of the Company, currently beneficially owns 28,791,535 shares of common stock representing 65.27% of the outstanding common stock. Of that total number, 25,919,909 shares are held in the name of Moller Corporation.
Dr. Moller is the sole shareholder of Moller Corporation

NOTE I - LEASE COMMITMENT

The Companies' combined operations are housed in one 34,500 square foot building, which is leased from Dr. Moller under a five-year operating lease, which commenced November 14, 1997 and expires November 13, 2002. The monthly base rental is $27,165. There is a provision for rent adjustment each month based on the increase in the Consumer Price Index, however the base monthly rental has not been changed since inception. The company is also liable for property taxes and insurance assessed against the leased property. (See Note J)
Rent expense charged to operations under this lease aggregated $454,000 and
$325,980 for each of the years ended June 30, 2001 and 2000, respectively. The minimum rental commitment, including the additional interest obligation as described in Note J remaining on the leased property is $450,288 and $168,858 for the fiscal years ending June 30, 2002 and 2003, respectively.

NOTE J - RE-FINANCE OF SHAREHOLDER LEASED PROPERTY

In August 2000, Moller, the majority shareholder, borrowed $975,000 from a financial institution to refinance the debt on the facility that is leased to the Company. Excess proceeds from that re-finance were loaned to the Company.
The Company received $71,933 in funds from this transaction and the amount was reflected as an additional loan payable to Moller. The $975,000 loan is a personal obligation of Moller. It carries an interest rate of 12.75% and is payable interest only monthly from September 1, 2000 through August 1, 2003. The monthly interest payment is $10,359. The note is due in full on August 1, 2003 and is collateralized by deeds of trust and an assignment of rents on the property leased to the Company by Moller. The Company is currently making the interest payments on behalf of the Moller and the payment is being recorded as additional rent expense on the books of the Company.

NOTE K - FREEDOM  MOTORS SPINOFF

On March 30, 2001, the Company's Board of Directors approved an Agreement and
Plan of Reorganization (Agreement) with Freedom Motors, Inc. (FM) and Vertol,
Inc. (VI). VI is a California corporation, formed solely for purposes of the reorganization. The boards of FM and VI also approved the Agreement. According to the terms of the Agreement, the Company transferred all of its assets and liabilities (except its MI and VI stock) to VI in exchange for 100% of the VI common stock. Thereafter, the Company's shareholders exchanged (subject to statutory dissenters' rights) all of the outstanding shares of the Company for an identical number of shares of VI common stock and a proportionate number of shares of FM common stock via a distribution from the Company. Subsequently, VI was merged with the Company. The effect of the reorganization is that the FM shares owned by the Company are now instead owned by the Company's shareholders.
The reorganization is intended to qualify as a tax-free exchange reorganization pursuant to sections 311, 355 and 368 of the Internal Revenue Code. On April 14,
2001, the Agreement was ratified at a special meeting of the shareholders of the
Company, duly noticed and accompanied by a proxy statement. In view of the fact that majority ownership of the company is effectively held by one individual
(Moller), he maintains majority ownership of FM as well. As a result, the
Company continues to consolidate the operations of FM in its financial statements after the spin-off.

NOTE L - STOCK OPTIONS

The Company has in effect a 1991 Stock Option Plan that allows for the granting of Nonqualified Stock Options (NSO's) to employees and consultants and Incentive
Stock Options (ISO's) to employees. The term of granted options shall be a maximum of ten years. The option prices for NSO's and ISO's issued to employees who own less than 10% of the outstanding common stock of the Company shall be
85% and 100% of fair market value, respectively. In the case of shareholders who own more than 10% of the Company's common stock, those percentages are adjusted to 100% and 110% of fair market value. Fair market value is determined by the
Board of Directors of the Company.

The following is a summary of the option activity for the years ended June 30,
2000 and 2001:

                                                                             Weighted
                                                                             Average
                                              Range of                       Exercise
                                 Total      option prices        Vested       Price
                             --------------------------------------------------------
 Balance at June 30, 1999       8,931,052                                     $1.90
 Vested at June 30, 1999                                        8,917,934     $1.90
                                                              ============
               Granted            773,000    $4.25 to $6.00                   $5.22
               Exercised                -
               Forfeited                -
                              ------------                    ------------

 Balance at June 30, 2000       9,704,052                                     $2.16
                              ============
 Vested at June 30, 2000                                        9,145,024     $1.98
                                                              ============
               Granted            325,000   $4.25 to $6.00                    $5.96
               Exercised         (700,686)       $1.14                        $1.14
               Forfeited         (125,000)  $4.25 to $6.00    ------------    $5.72

 Balance at June 30, 2001       9,203,366                                     $1.76
                              ============
 Vested at June 30, 2001                                        8,573,050     $1.58
                                                              ============

Additional option information for the year ended June 30, 2001, is as follows:

                                                Weighted
                                    Weighted     Average                        Weighted
                                    Average     Remaining                        Average
   Price Range      Outstanding      Price     Life in Years     Exercisable      Price
 -----------------------------------------------------------------------------------------
   $.81 to $1.34     5,618,551       $1.14          6.8           5,618,551       $1.14
  $1.72 to $2.67     2,546,815       $2.15          2.1           2,546,815       $2.15
  $3.24 to $4.58     1,038,000       $4.10           9              407,684       $3.85
                    -----------
                     9,203,366       $1.76                        8,573,050       $1.58
                    ===========                                  ========================

The Company applies Accounting Principles Board Opinion 25, Accounting for Stock
Issued to Employees, and related Interpretations in determining compensation cost for options issued to employees. Accordingly, no compensation cost has been recognized upon issuance of the option. The Company has adopted the disclosure only provisions FASB Statement No. 123, Accounting for Stock-based Compensation.
Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of Statement No. 123, the Company's net loss and net loss per common share would have been reduced to the pro forma amounts indicated below for the years ended June 30:

                                            2001           2000
                                      ------------------------------
        Additional compensation cost    $    77,696    $    24,433
        Net loss as reported              1,918,499      1,957,613
                                        ------------  -------------
        Net loss as revised             $ 1,996,195    $ 1,982,046
                                        ============  =============

        Revised loss per share                $0.05          $0.05
                                        ============  =============

The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum-value method, including a risk-free interest rate of 6%, an estimated life of the options of ten years and no dividend rate or volatility on the stock. The weighted average fair value of stock options granted was $.21 and $.24 in 2000 and 2001, respectively.

In connection with the spin-off of Freedom Motors, on March 31, 2001 the Company re-priced all outstanding stock options, reducing the option prices by approximately 25%. In accordance with FASB Interpretation No. 44 of Accounting
Principles Board Opinion # 25, no additional compensation expense has been recorded.

NOTE M - INCOME TAXES

The Company currently has approximately $20,000,000 in net operating loss (NOLs)
carryforwards to offset future federal taxable income. In view of the uncertainty over the Company's ability to generate sufficient taxable income in future years to utilize the NOLs, a full valuation allowance of approximately
$6.8 million has been recorded to offset the deferred tax asset, resulting in no net deferred tax asset or liability. The valuation allowance increased by approximately $600,000 for the year ended June 30, 2001. Current IRS regulations limit the ability of a Company to offset net operating loss carryforwards against future federal taxable income when a change in control of the Company, as defined by IRS regulations, has occurred. The Company has not performed any analysis to determine if such a change in control has occurred. Income tax expense for the years presented consists solely of the minimum State franchise tax and is included in other expense in the accompanying statements of operations.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

The following documents are attached as exhibits to this registration statement.

     No.                 Description
---------------   -------------------------------------------------------

     2            Agreement and Plan of Reorganization (previously filed as
                  Exhibit 2 to the Company's Form 10-SB, filed on EDGAR
                  September 21, 2001 and incorporated herein by reference)

    3(i)          Articles of Incorporation (previously filed as
                  Exhibit 3(i) to the Company's Form 10-SB, filed on EDGAR
                  September 21, 2001 and incorporated herein by reference)

    3(ii)         By-laws of the Corporation (previously filed as
                  Exhibit 3(ii) to the Company's Form 10-SB, filed on EDGAR
                  September 21, 2001 and incorporated herein by reference)

    10(i)         Technology Development and License Agreement (previously
                  filed as Exhibit102 to the Company's Form 10-SB, filed
                  on EDGAR September 21, 2001 and incorporated herein by
                  reference)

    10(ii)        Lease Agreement

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 19, 2001.

                                     MOLLER INTERNATIONAL, INC.

                                     By:

                                     /s/ Paul S. Moller
                                     --------------------------
                                     President, Director